RELIANCE Communications
Anil Dhirubhai Ambani Group

07022579

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

Exemption File No. 82 – 35005

10th April, 2007

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

BEST AVAILABLE COPY

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted following four letters dated 09th April, 2007 in the matter of compliances made under the Listing Agreement of the Stock Exchanges in India, copies of the same are enclosed herewith for your information and records.

S.No.	Clause No. of the Listing Agreement	Particulars
1	35	Quarterly Shareholding pattern for the quarter ending 31st March, 2007
2	49	Corporate Governance compliance Report for the quarter ending 31st March, 2007
3	Circular	Email ID for Redressal of Investors Complaints
4	Circular	Free Float Indices for the quarter ended 31st March, 2007 (BSE)

Kindly take the same on record.

Thanking You.

Your Faithfully
For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

PROCESSED
APR 17 2007
THOMSON FINANCIAL

Encl: As Above

Copy to:
Yusuf Safdari
Greenberg Traurig LLP
1900 University Auenue, 5th Floor
East Palo Alto, CA 94303

Reliance Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

Ref: SE/001/2007-08

April 9, 2007

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: **Shareholding Pattern for the quarter ended 31st March, 2007**

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended 31st March, 2007.

Kindly take the same on record.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above

RELIANCE COMMUNICATIONS LIMITED

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: RELIANCE COMMUNICATIONS LIMITED

Scrip Code : BSE - 532712 NSE.- RCOM | Quarter ended: 31st March 2007

Category Code	Category of Shareholder	No of Shareholders	Total No of Shares	Number of shares held in dematerilised Form	Total Shareholding as percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	Shareholding of Promoter and Promoter Group					
(1)	Indian					
(a)	Individuals/Hindu Undivided Family	11	9845089	9844989	0.49	0.48
(b)	Central Government/State Governments	0	0	0	0.00	0.00
(c)	Bodies Corporate	25	1354965971	1354944468	67.46	66.27
(d)	Financial Institutions/Banks	0	0	0	0.00	0.00
(e)	Any Other (Specify)					
	Sub -Total (A)(1)	36	1364811060	1364789457	67.95	66.75
(2)	Foreign					
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any Other (Specify)	0	0	0	0.00	0.00
	Sub -Total (A)(2)	0	0	0	0.00	0.00
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	36	1364811060	1364789457	67.95	66.75
(B)	Public Shareholding					
(1)	Institutions					
(a)	Mutual Funds /UTI	342	47752248	47266676	2.38	2.34
(b)	Financial Institutions/Banks	437	2254334	2129692	0.11	0.11
(c)	Central Government/State Governments	74	3630418	2615999	0.18	0.18
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	21	80666576	80655482	4.02	3.95
(f)	Foreign Institutional Investors	625	265528756	265403757	13.22	12.99
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any Other (Specify)					
	Sub -Total (B)(1)	1499	399832332	398071606	19.91	19.56
(2)	Non-Institutions					
(a)	Bodies Corporate	8638	32600151	31465183	1.62	1.59
(b)	i.Individual shareholders holding nominal sharecapital up to Rs.1Lakh.	1948807	179786652	124188796	8.95	8.79
	ii.Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh.	200	18204632	16482241	0.91	0.89
(c)	Any Other (Specify)					
1	NRIs/OCBs	18085	13430954	8710576	0.67	0.66
2	Pending Confirmation*	0	120	0	0.00	0.00
	Sub -Total (B)(2)	1975730	244022509	180846796	12.15	11.93
	Total Public Shareholding B=(B)(1)+(B)(2)	1977229	643854841	578918402	32.05	31.49
	TOTAL (A) +(B)	1977265	2008665901	1943707859	100.00	98.24
(C)	Shares held by Custodians and against which Depository Receipts have been issued	1	35949089	35949089	0.00	1.76
	GRAND TOTAL (A)+(B)+(C)	1977266	2044614990	1979656948	100.00	100.00

* Physical shares pending demat confirmation.

RELIANCE COMMUNICATIONS LTD

RELIANCE COMMUNICATIONS LIMITED

(SHAREHOLDING PATTERN - 31.03.2007)

I(c) Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Life Insurance Corporation of India	67322280	3.29
2	Deutsche Bank Trust Company Amercias , As despoistary for GDR Holders	35949089	1.76
	TOTAL	103271369	5.05

RELIANCE COMMUNICATIONS LIMITED
(SHAREHOLDING PATTERN - 31.03.2007)

I(d) Statement showing details of locked -in shares

Sr No	Name of the shareholder	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA Communication Private Limited	205371142	10.04
	TOTAL	205371142	10.04

RELIANCE COMMUNICATIONS LTD.

RELIANCE COMMUNICATIONS LIMITED
(SHAREHOLDING PATTERN - 31.03.2007)

II(a) Statement showing details of Depository Receipts (DRs)

Sr No	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares(i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above)
1	GDRs	35949089	35949089	1.76
	TOTAL		35949089	1.76

RELIANCE COMMUNICATIONS LIMITED
(SHAREHOLDING PATTERN -31.03.2007)

II(b) Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares(i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above)
1	Deutsche Bank Trust Company Amercias . As depoistary for GDR Holders*	GDR	35949089	1.76
	TOTAL		35949089	1.76

* Name of individual GDR holders are not available.

Anil Dhirubhai Ambani Group

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

Ref: SE/001/2007-08

April 9, 2007

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: **Compliance Report on Corporate Governance for the quarter ended 31st March, 2007**

Pursuant to Clause 49 of the Listing Agreement, we submit herewith Compliance Report on Corporate Governance for the quarter ended 31st March, 2007.

We confirm that the Company is in compliance with the provisions of Clause 49 of the Listing Agreement.

Thanking You.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

Quarterly Compliance Report on Corporate Governance

Name of the Company: **Reliance Communications Limited**

Quarter ending on: 31st March 2007

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
I. Board of Directors	49 (I)	YES	
(A) Composition of Board	49 (IA)	YES	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	NA	
(C) Other provisions as to Board and Committees	49 (IC)	YES	
(D) Code of Conduct	49 (ID)	YES	
II. Audit Committee	49 (II)	YES	
(A) Qualified & Independent Audit Committee	49 (IIA)	YES	
(B) Meeting of Audit Committee	49 (IIB)	YES	
(C) Powers of Audit Committee	49 (IIC)	YES	
(D) Role of Audit Committee	49 II(D)	YES	
(E) Review of Information by Audit Committee	49 (IIE)	YES	
III. Subsidiary Companies	49 (III)	YES	
IV. Disclosures	49 (IV)	YES	
(A) Basis of related party transactions	49 (IV A)	YES	
(B) Disclosure of Accounting Treatment	49 (IV B)	YES	
(C) Board Disclosures	49 (IV C)	YES	

RELIANCE ... LTD.

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	YES	
(E) Remuneration of Directors	49 (IV E)	NA	
(F) Management	49 (IV F)	YES	
(G) Shareholders	49 (IV G)	YES	
V. CEO/CFO Certification	49 (V)	YES	Annual Certification for 2006-07 will be duly complied with
VI. Report on Corporate Governance	49 (VI)	YES	Report for the financial year ended 31st March 2007 will be complied in the Third Annual Report ,2006-07
VII. Compliance	49 (VII)	YES	

For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

RELIANCE COMMUNICATIONS LTD.

Date: 9th April 2007

Disclaimer Clause

"The information furnished above is certified by Reliance Communications Limited to be true, air and accurate(except in respect of errors in or omissions form documents filed electronically that result soley from electronic transmission errors beyond our control and in respect of which we take corrective action as soon as it is reasonably practicable after becoming aware of the error or, the omission). SEBI, the Stock Exchange or the NIC do not take any responsibility for the accuracy, validity, consistency and integrity of the data and updated by it."

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

April 9, 2007

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Email ID for Redressal of Investors Complaints

We wish to inform you that we have created a separate Email ID for redressal of Investors complaints as follows :-

RCOM.investors@relianceada.com

The reference of said Email ID is posted on our website also.
We request you to kindly take note of above and inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

Ref: SE/001/2007-08

April 9, 2007

Shri Hitesh Porwal
Index Cell
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

Dear Sir,

Sub: Free-float Indices

We forward herewith Shareholding Pattern of the Company as of 31st March, 2007 for the purpose of Free-float Indices in prescribed Form No. A, B and C.

The same disclosure is sent to you by e-mail today at indexcell@bseindia.com

Kindly take the same on record.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above

FORM A

SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT INDICES

Name of the Company : RELIANCE COMMUNICATIONS LIMITED			
	Scrip Code	532712 Quarter Ended	31st March, 2007
Category Code	Category	No.of Shares Held	% of Shareholding
I	CONTROLLING/STRATEGIC HOLDINGS		
A	BASED IN INDIA		
1	Indian Individuals/HUFs & Relatives	98 45 089	0.48
2	Indian Corporate Bodies/ Trusts/ Partnerships	1 32 26 39 213	64.69
3	Persons Acting in Concert (also include Suppliers/ Customers)	3 23 26 758	1.58
4	Other Directors & Relatives (other than in 1 above)	0	0.00
5	Employee Welfare Trusts/ESOPs (already converted into shares but locked in)	0	0.00
6	Banks/Financial Institutions	0	0.00
7	Central/ State Govt.	0	0.00
8	Central/ State Govt. Institutions	0	0.00
9	Venture Funds/ Private Equity Funds	0	0.00
	Sub Total A	**1 36 48 11 060**	**66.75**
B	BASED OVERSEAS		
10	Foreign Individuals (including FDI)	0	0.00
11	Foreign Corporate Bodies (including FDI)	0	0.00
12	Non Resident Indians (Individuals)	0	0.00
13	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**0**	**0.00**
C.	GDRs/ADRs/ ADSs	0	0.00
	Sub Total C	**0**	**0.00**
D	OTHERS (Please specify here ______)	0	0.00
	Sub Total D	**0**	**0.00**
E	ANY OTHER SHARES LOCKED-IN (except covered above)	0	0.00
	Sub Total E	**0**	**0.00**
	Sub Total I	**1 36 48 11 060**	**66.75**

....contd

RELIANCE COMMUNICATIONS LTD

II	FREE FLOAT	No.of Shares Held	% of Shareholding
A	BASED IN INDIA		
1	Indian Individuals/HUFs	19 79 64 492	9.68
2	Indian Corporate Bodies/Trusts/Partnerships	3 26 00 151	1.59
3	Independent Directors & Relatives	482	0.00
4	Present Employees	26 310	0.00
5	Banks/Financial Institutions	24 88 465	0.12
6	Central/State Govt.	0	0.00
7	Central/ State Govt. Institutions	36 30 418	0.18
8	Insurance Companies	8 06 66 576	3.95
9	Mutual Funds	4 75 18 117	2.32
10	Venture Funds/ Private Equity Funds	0	0.00
11	Customers	0	0.00
12	Suppliers	0	0.00
	Sub Total A	36 48 95 011	17.85
B	BASED OVERSEAS		
13	Foreign Individuals	0	0.00
14	Foreign Corporate Bodies	9 43 388	0.05
15	Foreign Institutional Investors (SEBI-registered)	26 55 28 756	12.99
16	Non Resident Indians (Individuals)	1 24 87 566	0.61
17	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	27 89 59 710	13.64
C	GDRs/ADRs/ADSs	3 59 49 089	1.76
	Sub Total C	3 59 49 089	1.76
D	OTHERS (Please specify here)		
	Pending confirmation	120	0.00
	Sub Total D	120	0.00
	Sub Total II	67 98 03 930	33.25
	Grand Total	2 04 46 14 990	100.00

BROAD SUMMARY OF HOLDINGS	No.of Shares Held	% of Shareholding
Total Controlling/ Strategic Holdings	1 36 48 11 060	66.75
Total Free-float	67 98 03 930	33.25
Grand Total	2 04 46 14 990	100.00

SUMMARY OF DOMESTIC/FOREIGN HOLDINGS	No.of Shares Held	% of Shareholding
Total Domestic Holding	1 72 97 06 191	84.60
Total Foreign Holding	31 49 08 799	15.40
Grand Total	2 04 46 14 990	100.00

FORM B

CONTROLLING/STRATEGIC HOLDERS

(Include every single holder and list them Categorywise)

Name of the Company : RELIANCE COMMUNICATIONS LIMITED

Scrip Code: 532712 | Quarter Ended: 31st March, 2007

Sl.No.	Holders Name	No.of Shares Held	% of Shareholding	Category Code
1	Smt. Kokila D. Ambani	46 65 227	0.23	I-A-1
2	Shri Anil D. Ambani	18 59 171	0.09	I-A-1
3	Mast Jaianmol A. Ambani(through Father and natural guardian Shri Anil D. Ambani)	16 69 759	0.08	I-A-1
4	Smt. Tina A. Ambani	16 50 832	0.08	I-A-1
5	Mast Jaianshul A. Ambani (through Father and natural guardian Shri Anil D. Ambani)	100	0.00	I-A-1
6	Reliance Innoventures Limited	1 15 29 001	0.56	I-A-2
7	AAA Communication Private Limited	1 30 81 10 172	63.98	I-A-2
8	Hansdhwani Trading Company Pvt. Ltd	30 00 040	0.15	I-A-2
9	Reliance Capital Limited	1 84 61 758	0.90	I-A-3
10	Sonata Investments Limited	1 37 75 000	0.67	I-A-3
11	Reliance General Insurance Co Ltd	90 000	0.00	I-A-3
	Total	1 36 48 11 060	66.75	

RELIANCE COMM... ...NS LTD.

FORM C

FREE-FLOAT HOLDERS

DISCLOSE ONLY HOLDINGS OF 1% & ABOVE

(List holders Categorywise)

Name of the Company : RELIANCE COMMUNICATIONS LIMITED

Scrip Code: 532712 Quarter Ended: 31st March, 2007

Sl.No.	Holders Name	No.of Shares Held	% of Shareholding	Category Code	Relationship, if any with anyone in I
1	Life Insurance Corporation of India	6 73 22 280	3.29	II-A-8	NIL
2	Deutsche Bank Trust Company Amercias , As despoistary for GDR Holders	3 59 49 089	1.76	II-C	NIL
	Total	10 32 71 369	5.05		

END